Exhibit 99.1

October 13, 2011

FOR IMMEDIATE RELEASE

Pure Nickel Reports Operating Highlights and Results for the Nine Months Ended August 31, 2011

TORONTO, Ontario. Pure Nickel Inc. (NIC: TSX, OTCBB: PNCKF) today released its operating highlights and financial results for the quarter ended August 31, 2011.

Operating highlights

MAN Alaska Property
Operations at the MAN Alaska property were underway during the third quarter. The drill program concluded on September 6, 2011 and 2,580 metres in 11 holes were completed. Assays from the program are pending. In addition to the drill program, ground-based mapping and sampling of the northern portion of the MAN Alaska property was conducted by both Pure Nickel and ITOCHU geologists.

Our exploration partner on the MAN Alaska property, ITOCHU Corporation, can earn an interest in the property of up to 75% by incurring US$40 million of exploration expenditures by 2013. To date ITOCHU has earned a 30% interest in the property. Larry Hulbert, D.Sc., P.Geo is the designated Qualified Person for this project.

Milford Utah Property
In July, Pure Nickel announced that it had reached a letter of intent with respect to the Milford property. The letter of intent paves the way for a group including Skye Mineral Partners to ultimately acquire the project in the course of it emerging from bankruptcy. Terms under the letter of intent include: subject to the exit of Western Utah Copper Company (WUCC) from bankruptcy, a series of payments aggregating $3.5 million over a twelve-month period, and the granting by the Skye group to Pure Nickel of a 1% Net Smelter Return (NSR) in all properties acquired by Skye and its partners from WUCC and Nevada Star. The NSR is subject to a royalty cap of US$8 million. Note that the terms of the final agreement may differ from those contemplated in the letter of intent.

Manibridge Manitoba Property
Pure Nickel today announces that during the quarter ended August 31, 2011, the 2007 Manibridge Manitoba joint venture agreement with Crowflight Minerals (now CaNickel Mining Limited) was terminated. The original agreement was designed to explore and develop properties controlled by both companies. An initial jointly funded exploration program was conducted in 2008 and the drill results were very encouraging. Subsequent to the program, market conditions were not conducive to the advancement of the joint venture and it was mutually agreed to terminate the agreement and have the claims returned to each original owner.

Salt Chuck Alaska Property
During the quarter the permitting process for the Salt Chuck property was completed. Permits are now in place and the exploration team is planning the next logical exploration step in order to advance the property. Located on Prince of Wales Island in the Alaskan Panhandle, the property consists of 146 contiguous federal lode mining claims. The Salt Chuck mine produced approximately 300,000 metric tonnes of ore, reported by US government summaries (1948) to be 0.95 % copper, 1.96 g/t palladium, 1.12 g/t gold and 5.29 g/t silver. The mine was the largest producer of palladium in the United States during its era of production. Larry Hulbert, D.Sc., P.Geo is the designated Qualified Person for this project.

Results for nine months ended August 31, 2011

Pure Nickel reported that its net loss was in line with expectations: $204,101 ($0.003 per share) for the three months ended August 31, 2011, compared to a net loss of $117,517 ($0.002 per share) for three months ended August 31, 2010, and a net loss of $1,088,344 ($0.02 per share) for the nine months ended August 31, 2011, compared with a net loss of $1,464,892 ($0.02 per share) in the prior year. The Company ended the quarter with cash and short-term investments of $2.2 million, and working capital of $2.3 million. Total assets were $41.7 million at August 31, 2011.

For further information please refer to Pure Nickel’s consolidated interim financial statements and the accompanying management discussion and analysis on the company’s website at www.purenickel.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov/edgar/searchedgar/companysearch.html. (All dollar amounts herein are in Canadian funds unless otherwise indicated.)

Voluntary deregistration
Pure Nickel’s common stock is currently traded on both the Toronto Stock Exchange (TSX – symbol NIC) and the OTC Bulletin Board (OTCBB – symbol PNCKF). The Company intends to voluntarily deregister its common stock under the Securities Exchange Act of 1934, as amended (Securities and Exchange Act) by filing a Form 15F with the SEC on or about October 12, 2011. Upon the filing of the Form 15F, Pure Nickel’s obligation to file periodic reports and other filings with the SEC, including annual and current reports on Forms 20-F and 6-K respectively, will be immediately suspended. Pure Nickel’s common stock is eligible for deregistration under the Securities and Exchange Act because the average daily trading volume of its common stock in the United States for a recent twelve-month period has been no greater than 5 percent of the average daily trading volume of Pure Nickel’s common stock on a worldwide basis.

In approving the decision to deregister, Pure Nickel’s Board of Directors considered the costs associated with preparing and filing periodic reports and other filings with the SEC, the costs associated with complying with the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Act of 2010, the limited trading volume of the common stock on the OTCBB, and that preparation of duplicate regulatory filings in Canada and the United States is inappropriate for a small company and may detract from the time available to management for adding value to operations of the company. Pure Nickel will remain subject to Canadian securities regulations which require ongoing public disclosure, with new filings continuing to be available at www.sedar.com and on the Company’s website at www.purenickel.com.

Following deregistration, Pure Nickel’s common stock will no longer be quoted on the OTCBB. However, persons in the United States will continue to be able to trade the Company’s shares on the TSX.

Pure Nickel expects that the deregistration of its common stock under the Securities and Exchange Act will be completed no later than 90 days after the date the Form 15F is filed with the SEC. The Company’s common stock will continue to be quoted on the TSX after its deregistration under the Securities and Exchange Act becomes effective.

About Pure Nickel Inc.
Pure Nickel is a mineral exploration company with a diverse collection of mineral exploration projects in North America.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, expectations, plans (including the plan to file a Form 15F), and objectives of Pure Nickel are forward-looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward-looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows, and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information, please contact:

CHF Investor Relations
Cathy Hume
T. (416) 868-1079
Email: cathy@chfir.com
Website: www.chfir.com

The Howard Group Investor Relations
Jeff Walker
T. (888) 221-0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

Pure Nickel Inc.
David McPherson
President and CEO
T. (416) 644-0066
Email: info@purenickel.com
Website: www.purenickel.com